UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CRESCENT FINANCIAL CORPORATION
CRESCENT FINANCIAL BANCSHARES, INC.
(Name of Subject Company (Issuer))

CRESCENT FINANCIAL BANCSHARES, INC.
 (Names of Persons Filing Statement)

Crescent Financial Corporation Common Stock, par value $1.00 per share
Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share
(Title of Class of Securities)

Crescent Financial Corporation Common Stock:  225744101
Crescent Financial Bancshares, Inc. Common Stock:  225743103
(CUSIP Number of Class of Securities)

Copies to:

Scott Custer President and Chief Executive Officer Crescent Financial Bancshares, Inc. 1005 High House Road Cary, North Carolina 27513 (919) 460-7770	Anthony Gaeta, Jr., Esq. Todd H. Eveson, Esq. Gaeta & Eveson, P.A. 700 Spring Forest Road, Suite 335 Raleigh, North Carolina 27609 (919) 845-2558

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) filed by Crescent Financial Bancshares, Inc. (“Crescent”), a Delaware corporation and successor issuer to Crescent Financial Corporation, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (“SEC”) on November 8, 2011, as amended on November 17, 2011, November 18, 2011, November 21, 2011, November 22, 2011, and November 30, 2011 (collectively, with such amendments, the “Schedule 14D-9”).  The Schedule 14D-9 is in response to the tender offer by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Piedmont”), as disclosed in a Tender Offer Statement on Schedule TO filed by Piedmont with the SEC on November 8, 2011, as amended on November 16, 2011, November 18, 2011, November 22, 2011, December 12, 2011 (two amendments), and December 22, 2011 (collectively, with such amendments, the “Schedule TO”), to purchase up to 6,442,105 shares of Crescent common stock at a purchase price of $4.75 net per share in cash, without interest and less applicable withholding taxes (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (as amended from time to time, the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to the Investment Agreement, dated as of February 23, 2011, as amended, by and among Piedmont, Crescent Financial Corporation, and Crescent State Bank (the “Investment Agreement”).

All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule 14D-9.

Item 8     (Additional Information)

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

“On December 22, 2011, Crescent and Piedmont issued a joint press release announcing the expiration of Piedmont’s Offer at 5:00 p.m., New York City time, on December 21, 2011.  Computershare Trust Company, N.A., the depositary for the Offer, has advised Piedmont that, as of the expiration of the Offer, approximately 6,114,104 shares of Crescent common stock had been validly tendered and not withdrawn pursuant to the Offer.  In addition, 18,760 shares of Crescent common stock were tendered pursuant to guaranteed delivery, which permits such shares for which proper notice of guaranteed delivery was provided to be delivered by the holder to the depositary by the expiration of the guaranteed delivery period on December 27, 2011.  Upon the acquisition of those shares validly tendered and not withdrawn pursuant to the Offer, Piedmont will increase its ownership of shares of Crescent common stock from approximately 66% to 88%.

A copy of the press release is filed herewith as Exhibit (a)(5)(F) and is incorporated herein by reference.”

Item 9.     Exhibits

The following Exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description

(a)(5)(F)	Joint Press Release issued by Crescent and Piedmont, dated December 22, 2011 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO/A filed by Piedmont with the SEC on December 22, 2011)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CRESCENT FINANCIAL BANCSHARES, INC.

By:	/s/ Bruce W. Elder
Name:	Bruce W. Elder
Title:	Vice President and Secretary

Dated: December 22, 2011

Exhibit Index

Exhibit No.	Description

(a)(5)(F)	Joint Press Release issued by Crescent and Piedmont, dated December 22, 2011 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO/A filed by Piedmont with the SEC on December 22, 2011)